EXHIBIT 10.2

April 7, 2016

Via Email
Gunther Plosch

Dear Gunther:
On behalf of The Wendy’s Company, I am delighted to confirm the offer of employment for the position of Chief Financial Officer. For quick reference, a few key points are also outlined in the attached term sheet. We believe you will contribute to the Company’s overall success and trust that Wendy’s will provide you with the career environment and opportunities you seek. We look forward to you joining the team May 2, 2016.

COMPENSATION AND BENEFITS. The following is a summary of your compensation and benefits, but it does not contain all the details. The complete understanding between the Company and you regarding your compensation and benefits is governed by legal plan documents. If there is a discrepancy between the information in this letter and the legal plan documents, the legal plan documents will prevail. All forms of compensation referenced in this letter are subject to all applicable deductions and withholdings.

1.	Base Salary. Your starting base annualized salary will be $475,000, paid on a bi-weekly basis.

2.
Annual Incentive. You will be eligible to receive an incentive under the terms and conditions of the incentive plan provided to similarly situated officers of the Company, which currently provides for a target bonus of 75% of your annual base salary, provided performance measures set by the Company are achieved. Any bonus to which you are entitled in your initial year of employment will be prorated based on the number of full calendar months you are employed from your start date.

3.
Benefits. You shall be entitled to participate in any retirement, fringe benefit, or welfare benefit plan of the Company on the same terms as provided to similarly situated officers of the Company, including any plan providing prescription, dental, disability, employee life, group life, accidental death, travel accident insurance benefits and car allowance program that the Company may adopt for the benefit of similarly situated officers, in accordance with the terms of such plan. You will be eligible to participate in medical, dental, vision and life insurance programs after 30 days of service.

4.	Executive Physical. Wendy’s wants to ensure that its leaders are provided with comprehensive health exams to help them maintain their health and peak performance. Wendy’s provides all officers of the company with the opportunity to receive an Executive Physical and will cover up to $4,000 for an annual executive physical exam.

5.	Vacation. You will be eligible for four weeks of vacation per year.

6.
2016 Equity Award. You will be eligible for a stock option award with an award value of $375,000 on the date the Performance Compensation Subcommittee (the “Subcommittee”) approves awards to other similarly situated senior executives of the Company, currently anticipated to be on or about August 12, 2016.

7.
Subsequent Equity Awards. Commencing in 2017, you will be eligible to receive awards under the terms and conditions of the Company’s annual long-term incentive award program in effect for other similarly situated senior executives of the Company, subject to Subcommittee approval. The target value of your 2017 Long-Term Incentive award is $750,000, and future awards will be determined in consideration of competitive market practices and individual performance and contributions.

8.
One-Time Equity Award. You will be eligible to receive a one-time award of restricted stock units with an award value of $975,000 upon commencement of your active employment. The restricted stock unit award will vest in full on the third anniversary of the grant.

9.	Cash Sign-On Bonus. You are eligible for a cash sign-on bonus of $150,000, less any and all applicable taxes, which will be paid after you have completed 30 days of continued, active employment.

10.
Relocation Assistance. You are eligible for relocation assistance, and may elect to have your relocation expenses: (i) paid in a lump sum in the amount of $100,000, less any and all applicable taxes and payable within the first 30 days of your employment, or (ii) covered by the Company through its third party service provider, Cartus Corporation, subject to the provisions outlined in the Relocation III Homeowners policy, a copy of which has been provided to you. We agree to the following exceptions to the relocation policy: (x) extension of the temporary living expense benefit from 90 to 120 consecutive days, and (y) payment of the cost of full unpacking of your household goods.

11.
Severance. The Company’s Executive Severance Policy provides for certain pay and benefits in the event the Company terminates your employment without cause or within twelve (12) months following a change in control. Such pay and benefits would be provided in exchange for your execution of a general release of any and all claims concerning your employment and termination in favor of the Company. You will not be entitled to severance in the event the Company terminates your employment for cause or in the event you voluntarily resign or terminate your employment with the Company.

In accepting this offer, you agree to the attached Non-Compete and Confidentiality Addendum. Although we have initiated the background check, please note that this offer is contingent upon its successful outcome.

We look forward to you becoming a part of the Wendy’s executive team and are confident that you can have a long term positive impact on our business. Nonetheless, please understand that Wendy’s is an at-will employer. That means that either you or Wendy’s are free to end the employment relationship at any time, with or without notice or cause.

Please review the information contained in this letter. Once you have had an opportunity to consider this letter, and provided you wish to accept the position on the terms outlined, please return an executed copy of this letter to me by April 13, 2016.

I’m excited about the prospect of working with you on the Wendy’s leadership team. Should you have any questions, please do not hesitate to contact me.

Yours truly,

/s/ Scott A. Weisberg
THE WENDY'S COMPANY
Scott A. Weisberg
Chief People Officer

ACCEPTED AND AGREED:

/s/ Gunther Plosch
Gunther Plosch

April 11, 2016
Date

GUNTHER PLOSCH
CHIEF FINANCIAL OFFICER

PROVISION	TERM	COMMENTS
Base Salary	$475,000/year	Reviewed annually.
Annual Incentive	Target annual bonus percentage equal to 75% of base salary	Company and individual performance assessed for each fiscal year relative to pre-established performance measures.
2016 Equity Award	Value of $375,000 (50% of Target Equity Award)	$375,000 will be issued in the form of stock options with the grant date to be the date on which the Performance Compensation Subcommittee approves the award.
Subsequent Equity Awards	2017 Target Equity Award Value of $750,000	Commencing in 2017, during your employment you are eligible to be granted awards under the Wendy’s annual long-term award program in effect for other executives of Wendy’s.
One-Time Equity Award	Value of $975,000
You are eligible to receive a one-time award of restricted stock units with an award value of $975,000 upon commencement of your active employment. The restricted stock unit award will vest in full on the third anniversary of the grant.

Cash Sign-On Bonus	$150,000	Subject to any and all applicable taxes, and payable following completion of 30 days of continued, active employment.
Benefits/Car Allowance		Benefits as are generally made available to other senior executives of Wendy’s, including participation in Wendy’s health/medical and insurance programs and $16,800/year car allowance, paid bi-weekly.
Vacation	Four weeks per year

NON-COMPETE AND CONFIDENTIALITY ADDENDUM
TO OFFER LETTER OF APRIL 7, 2016
CONFIDENTIAL INFORMATION. You agree that you will not at any time during your employment and anytime thereafter, divulge, furnish, or make known or accessible to, or use for the benefit of anyone other than Wendy’s, its subsidiaries affiliates and their respective officers, directors and employee, any information of a confidential nature relating in any way to the business of Wendy’s or its subsidiaries or affiliates, or any of their respective franchisees, suppliers or distributors. You further agree that you are not subject to any agreement that would restrict you from performing services to Wendy’s and that you will not disclose to Wendy’s or use on its behalf, any confidential information or material that is the property of a former employer or third party.

NONCOMPETE/NONSOLICITATION/EMPLOYEE NO-HIRE. You acknowledge that you will be involved, at the highest level, in the development, implementation, and management of Wendy’s business strategies and plans, including those which involve Wendy’s finances, marketing and other operations, and acquisitions and, as a result, you will have access to Wendy’s most valuable trade secrets and proprietary information. By virtue of your unique and sensitive position, your employment by a competitor of Wendy’s represents a material unfair competitive danger to Wendy’s and the use of your knowledge and information about Wendy’s business, strategies and plans can and would constitute a competitive advantage over Wendy’s. You further acknowledge that the provisions of this section are reasonable and necessary to protect Wendy’s legitimate business interests.

You agree that during your employment with Wendy’s and either (x) in the event your employment with Wendy’s is terminated “without cause”, for a period of eighteen (18) months following such termination, or (y) in the event your employment with Wendy’s is terminated for cause, for a period of twelve (12) months following such termination:

(i) in any state or territory of the United States (and the District of Columbia) or any country where Wendy’s maintains restaurants, you will not engage or be engaged in any capacity, “directly or indirectly” (as defined below), except as a passive investor owning less than a two percent (2%) interest in a publicly held company, in any business or entity that is competitive with the business of Wendy’s or its affiliates. This restriction includes any business engaged in drive through or food service restaurant business where hamburgers, chicken sandwiches or entree salads are predominant products (15% or more, individually or in the aggregate, of food products not including beverages). Notwithstanding anything to the contrary herein, this restriction shall not prohibit you from accepting employment, operating or otherwise becoming associated with a franchisee of Wendy’s, any of its affiliates or any subsidiary of the foregoing, but only in connection with activities associated with the operation of such a franchise or activities that otherwise are not encompassed by the restrictions of this paragraph, subject to any confidentiality obligations contained herein;

(ii) you will not, directly or indirectly, without Wendy’s prior written consent, hire or cause to be hired, solicit or encourage to cease to work with Wendy’s or any of its subsidiaries or affiliates, any person who is at the time of such activity, or who was within the six (6) month period preceding such activity, an employee of Wendy’s or any of its subsidiaries or affiliates at the level of director or any more senior level or a consultant under contract with Wendy’s or any of its subsidiaries or affiliates and whose primary client is such entity or entities; and

(iii) you will not, directly or indirectly, solicit, encourage or cause any franchisee or supplier of Wendy’s or any of its subsidiaries or affiliates to cease doing business with Wendy’s or subsidiary or affiliate, or to reduce the amount of business such franchisee or supplier does with Wendy’s or such subsidiary or affiliate.

For purposes of this section, “directly or indirectly” means in your individual capacity for your own benefit or as a shareholder, lender, partner, member or other principal, officer, director, employee, agent or consultant of or to any individual, corporation, partnership, limited liability company, trust, association or any other entity whatsoever; provided, however, that you may own stock in Wendy’s and may operate, directly or indirectly, Wendy’s restaurants as a franchisee without violating sections (i) or (iii).

If any competent authority having jurisdiction over this section determines that any of the provisions is unenforceable because of the duration or geographical scope of such provision, such competent authority shall have the power to reduce the duration or scope, as the case may be, of such provision and, in its reduced form, such provision shall then be enforceable. In the event of your breach of your obligations under the post-employment restrictive covenants, then the post-employment restricted period shall be tolled and extended during the length of such breach, to the extent permitted by law.